August 8, 2018

VIA EDGAR TRANSMISSION

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Mr. John Reynolds

Re:	Suzano Papel e Celulose S.A.

Registration Statement on Form F-4

Submitted on August 6, 2018

File No. 333-226596

Dear Mr. Reynolds:

With respect to the above-referenced registration statement on Form F-4 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Suzano Papel e Celulose S.A. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective as of 5 p.m. (EST) on August 8, 2018, or as soon as practicable thereafter.

Please contact Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP, as counsel to the Company, at +1 (212) 225-2372, if and when this request for acceleration has been granted and the Registration Statement declared effective, or with any other comments or questions you may have regarding this request.

[Signature page follows]

Very truly yours,

SUZANO PAPEL E CELULOSE S.A.

By:	/s/ Walter Schalka
Name: Walter Schalka
Title: Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci

Name: Marcelo Feriozzi Bacci
Title: Chief Financial Officer and Investor Relations Director

cc:	Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

[Signature Page to Suzano Papel e Celulose S.A. Effectiveness Acceleration Request Letter]